Exhibit 99.2

CRH MEDICAL CORPORATION
MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016
The following discussion and analysis should be read in conjunction with CRH Medical Corporation’s (the “Company” or “CRH”) unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2016 and 2015 and the annual consolidated financial statements and the corresponding notes thereto for the year ended December 31, 2015. The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
Unless otherwise specified, all financial data is presented in United States dollars. This management discussion and analysis is as of October 26, 2016.
Additional information related to the Company, including the Company’s Annual Information Form is available on SEDAR at www.sedar.com.
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
Information included or incorporated by reference in this report may contain forward-looking statements.  This information may involve known and unknown risks, uncertainties, and other factors which may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements.  Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “plan,” “intend” or “project” or the negative of these words or other variations on these words or comparable terminology. Readers are cautioned regarding statements discussing profitability; growth strategies; anticipated trends in our industry; our future financing plans; and our anticipated needs for working capital. Forward looking statements in this report include statements regarding additional acquisitions, increasing revenue and Operating EBITDA, continued growth of our business and leveraging our capabilities. Actual events or results may differ materially from those discussed in forward-looking statements.  There can be no assurance that the forward-looking statements currently contained in this report will in fact occur. The Company bases its forward-looking statements on information currently available to it, and assumes no obligation to update them. The Company disclaims any intent or obligations to update or revise publicly any forward-looking statements whether as a result of new information, estimates or options, future events or results or otherwise, unless required to do so by law.

Forward-looking information reflects current expectations of management regarding future events and operating performance as of the date of this document. Such information involves significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in forward-looking information, including, without limitation: our need for additional financing and our estimates regarding our capital requirements, future revenues and profitability; unfavourable economic conditions could have an adverse effect on our business; risks related to the Company’s Credit Facilities; risks related to increased leverage resulting from incurring more debt; the policies of health insurance carriers may affect the amount of revenue the Company receives; our ability to successfully market and sell our products and services; we may be subject to competition and technological risk which may impact the price and amount of product we can sell and nature of services we can provide; changes that are unfavorable in the states where our operations are concentrated; our ability to and the cost of compliance with extensive existing regulation and any changes or amendments thereto; changes within the medical industry and third-party reimbursement policies and our estimates of associated timing and costs with the same; risks related to the Affordable Care Act (the “ACA”) and the corresponding effect on our business; changes in key United States federal or state laws, rules, and regulations; our ability to establish, maintain and defend intellectual property rights; risks related to United States antitrust regulations; risks related to record keeping and confidentiality by our affiliated physicians; our ability to recruit and retain qualified physicians to provide our services; risks related to our affiliated physicians leaving our affiliated ASCs; our ability to enforce non-competition and other restrictive covenants in our agreements; ASCs or other customers may terminate or not renew their agreements; risks related to corporate practice of medicine and our ability to renew and maintain agreements with anesthesiologists and other contractors; our ability and forecasts of expansion and the Company’s management of anticipated growth; risks related to our dependence on complex information systems; our senior management has been key to our growth and we may be adversely affected if we are unable to retain, conflicts of interest develop or we lose any key member of our senior management; risks associated with manufacture of our products and our economic dependence on suppliers; changes in the industry and the economy may affect the Company’s business; risks related to the competitive nature of the medical industry; evolving regulation of corporate governance and public disclosure may result in additional corporate expenses; adverse events relating to our product or services could result in risks relating to product liability, medical malpractice, other legal claims, insurance, product recalls and other liabilities; various risks associated with legal, regulatory or investigative proceedings; risks associated with governmental investigations into marketing and other business practices; health and safety risks are intrinsic within our industry; our ability to successfully identify and complete future transactions and integrate our acquisitions; anti-takeover provisions create risks related to lost opportunities; we may not continue to attract GIs and other licensed providers to purchase and use the CRH O’Regan System or to provide our services; risks associated with the trading of our common shares on a public marketplace; risks related to adverse movements in foreign currency exchange rates; risks related to maintaining our foreign private issuer status; risks related to writing-off intangible assets; risks related to the reduction in the reimbursement of anesthesia procedure codes; changes in our effective income tax rates; risks related to our ability to manage third-party service providers; risks related to the failure of our employees and third-party contractors appropriately recording or documenting services that they provide; and risks related to criminal or civil sanctions in connection with failure to comply with privacy regulations regarding the use and disclosure of patient information.
OVERVIEW
CRH Medical Corporation is a North American company focused on providing physicians with innovative services and products for the treatment of gastrointestinal diseases. In 2014, CRH acquired a full service gastroenterology anesthesia company, Gastroenterology Anesthesia Associates, LLC (“GAA”), which provides anesthesia services for patients undergoing endoscopic procedures and has complemented this acquisition with eight additional acquisitions of anesthesia companies since GAA. Anesthesia assisted endoscopies make these procedures more comfortable for patients and allow gastroenterologists to perform more procedures. The Company’s goal is to establish CRH as the premier provider of innovative products and essential services to gastroenterologists throughout the United States.  The Company’s product distribution strategy focuses on physician education, patient outcomes, and patient awareness. The Company’s CRH O’Regan System, is a single use, disposable, hemorrhoid banding technology that is safe and highly effective in treating hemorrhoid grades I – IV.  CRH distributes the CRH O’Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to physicians, allowing CRH to create meaningful relationships with the physicians it serves.

The Company has financed its cash requirements primarily from revenues generated from the sale of its product directly to physicians, anesthesia revenue, equity financings, debt financings and a revolving credit facility.  The Company’s ability to maintain the carrying value of its assets is dependent on successfully marketing its products and services and maintaining future profitable operations, the outcome of which cannot be predicted at this time.  The Company has also stated its intention to acquire or develop additional anesthesia businesses. In the future, it may be necessary for the Company to raise additional funds for the continuing development of its business plan, including additional acquisitions.
For further information about CRH Medical Corporation, including the Company’s Annual Information Form, please visit the Company website at www.crhmedcorp.com or www.sedar.com, or email us at info@crhmedcorp.com.
RECENT EVENTS
The contribution from anesthesia acquisitions completed in the prior year and in the current year continue to have a positive impact on the Company.  This is a reflection of anesthesia acquisitions completed throughout 2015 and in the second quarter of 2016 and is seen in case volume increases, revenues and earnings.  Total anesthesia revenue for the three and nine months ended September 30, 2016 was $19,446,645 and $44,813,732, an increase of $10,251,282 and $19,647,396 from the respective periods in 2015.  The contribution from anesthesia acquisitions completed in the prior year and in the first half of 2016 has had a positive impact, increasing net income attributable to shareholders to $2,869,515 for the quarter and $7,094,285 for the nine months and increasing total operating EBITDA attributable to shareholders to $9,122,282 for the quarter and $22,089,736 for the nine months ended September 30, 2016.
Historically, the ASCs that we serve have experienced patient volumes of 27% in the fourth quarter.  As we progress through 2016, we are seeing a shift in the seasonality of ASC patient volume with patient volumes expected to be approximately 26% of total expected patient volumes in 2016.
Product revenue remains strong, increasing by 10% in contrast with the third quarter of 2015 and increasing by 11% in contrast with the nine months ended September 30, 2015.  This is a reflection of the continuing successful execution of the Company’s direct to physician program.

NON-IFRS FINANCIAL MEASURES
In addition to results reported in accordance with IFRS, the Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures include Operating EBITDA and Operating expenses – adjusted. The Company believes these supplementary financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business.
The Company defines Operating EBITDA as operating earnings before interest, taxes, depreciation and related expenses, amortization, stock based compensation, acquisition related expenses and asset impairment charges. Operating EBITDA is presented on a basis consistent with the Company’s internal management reports. The Company discloses Operating EBITDA to capture the profitability of its business before the impact of items not considered in management’s evaluation of operating unit performance.
The Company defines Operating expenses – adjusted as operating expenses before expenses related to acquisitions, stock based compensation, depreciation and related expenses, amortization and asset impairment charges.  Operating expenses – adjusted is presented on a basis consistent with the Company’s internal management reports.  The Company discloses Operating expenses – adjusted to capture the non-operational expenses of the business before the impact of items not considered by management to impact operating decisions.  The Company also discloses Operating expenses – adjusted by segment.
Operating EBITDA and Operating expenses – adjusted do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. The Company cautions readers to consider these non-IFRS financial measures in addition to, and not as an alternative for, measures calculated in accordance with IFRS.

SELECTED QUARTERLY INFORMATION
	Q3 2016	YTD 2016	Q3 2015	YTD 2015

Anesthesia services revenue	$19,446,645	$44,813,732	$9,195,363	$25,166,336
Product sales revenue	2,661,492	7,718,797	2,414,512	6,944,613
Total revenue	22,108,137	52,532,529	11,609,875	32,110,949

Operating expenses – adjusted[1]
Anesthesia services	8,794,079	20,275,129	4,023,334	10,467,372
Product sales	974,257	2,976,377	888,395	2,773,890
Corporate	684,464	2,291,288	798,197	2,101,259
Total operating expenses – adjusted[1]	10,452,800	25,542,794	5,709,926	15,342,521
Total operating expenses - unadjusted	15,513,604	36,950,838	9,324,873	23,352,392

Operating EBITDA[2] – non-controlling interest[3]	2,533,055	4,900,000	141,475	141,475
Operating EBITDA[2] - shareholders of the Company	9,122,282	22,089,735	5,758,474	16,626,953
Operating EBITDA[2] - total	11,655,337	26,989,735	5,899,949	16,768,428

Operating income	6,594,533	15,581,691	2,285,002	8,758,557
Net and comprehensive income (loss)	$5,025,521	$9,722,146	$1,714,232	$2,960,588
Attributable to:
Shareholders of the Company	2,869,515	7,094,285	1,675,760	2,922,116
Non-controlling interest[3]	2,156,006	2,627,861	38,472	38,472

Operating EBITDA[2] per share attributable to shareholders:
Basic	$0.127	$0.309	$0.083	$0.249
Diluted	$0.123	$0.298	$0.079	$0.238

Earnings per share attributable to shareholders:
Basic	$0.040	$0.099	$0.024	$0.044
Diluted	$0.039	$0.096	$0.023	$0.042

Total assets	$167,819,365	$167,819,365	$105,366,910	$105,366,910
Total non-current liabilities	$59,951,271	$59,951,271	$33,521,177	$33,521,177
Total liabilities	$74,503,905	$74,503,905	$51,641,237	$51,641,237

1 Operating expenses - adjusted:  This is a non-IFRS measure defined as operating expenses before acquisition related expenses, stock based compensation, depreciation and related expenses, amortization and asset impairment charges.  Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.
2 Operating EBITDA:  This is a non-IFRS measure defined as operating income before interest, taxes, depreciation and related expenses, amortization, stock based compensation, acquisition related expenses and asset impairment charges.  Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.
3 Non-controlling interest reflects the ownership interest of persons holding non-controlling interests in non-wholly owned subsidiaries of the Company.

RESULTS OF OPERATIONS – three and nine months ended September 30, 2016
Revenue
Revenues for the three months ended September 30, 2016 were $22,108,137 compared to $11,609,875 for the three months ended September 30, 2015. Revenues for the nine months ended September 30, 2016 were $52,532,529 compared to $32,110,949 for the nine months ended September 30, 2015.  The increase in revenues is mainly attributable to revenue contributions from the anesthesia service providers acquired by the Company in the first, third and fourth quarters of 2015 in conjunction with the acquisitions completed in June 2016.   The increase in revenues from the second quarter of 2016 of $5,520,596 is reflective of the AGAA, Community and Arapahoe acquisitions, and other patient case increases experienced in the quarter.
Revenues from anesthesia services for the three months ended September 30, 2016 were $19,446,645 compared to $9,195,363 for the three months ended September 30, 2015. Revenues from anesthesia services for the nine months ended September 30, 2016 were $44,813,732 compared to $25,166,336 for the nine months ended September 30, 2015. As a result of the Company’s acquisitions, the periods presented are not directly comparable.

For the three and nine months ended September 30, 2016 there were no material changes in reimbursement rates for any of the payors related to our anesthesia business.  There was, however in the first quarter of the year, a change in the payor mix in our GAA business as a result of the renewal process that individuals and companies go through each year in selecting their plans and providers.  It is normal that there can be payor mix changes, especially due to the nature of the renewal process, and such changes can have either a positive or a negative impact.  During the third quarter, these payor mix changes continued as expected.  With respect to GAA, in the third quarter of 2016, the average revenue per case declined by 7% compared to 2015, which was offset fully by an increase in patient cases of 8%.  The impact on the nine months ended September 30, 2016 was a decline of 9% in the average revenue per case year over year, which was offset in part by an increase of 5% in patient cases.  The Company’s continued expansion of its anesthesia business has and is expected in future, to mitigate the effect these kinds of changes in payor mix can have on our financial results.
In the three months ended September 30, 2016, the anesthesia services segment serviced 42,203 patient cases. For the nine months ended September 30, 2016, the anesthesia services segment serviced 95,979 patient cases.

The table below summarizes our approximate payor mix as a percentage of service volume for the three months ended September 30, 2016 and 2015 and for the nine months ended September 30, 2016 and 2015.
	Three months ended		Nine months ended
Payor	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Medicare	26.1%	27.7%	29.5%	26.9%
Medicaid	2.4%	4.3%	3.0%	4.6%
Commercial and other	71.5%	68.0%	67.5%	68.5%
Total	100.0%	100.0%	100.0%	100.0%
In the table above, the nine months ended September 30, 2015 is primarily comprised of GAA payor data due to the timing of acquisitions in 2015.  As a result, 2016 is not directly comparable to 2015.
In the future, the Company expects anesthesia services revenue to continue to increase primarily through acquisitions and through organic growth of previously acquired businesses.
Revenues from product sales for the three months ended September 30, 2016 were $2,661,492 compared to $2,414,512 for the three months ended September 30, 2015. Revenues from product sales for the nine months ended September 30, 2016 were $7,718,797 compared to $6,944,613 for the nine months ended September 30, 2015.  The increase in product sales is the result of the continuing successful execution of the Company’s direct to physician program that provides physicians the ability to purchase our hemorrhoid banding technology, treatment protocols, marketing and operational experience. As of September 30, 2016 the Company has trained 2,355 physicians to use the O’Regan System, representing 902 clinical practices. This compares to 2,117 physicians trained, representing 791 clinical practices, as of September 30, 2015.
In the future, the Company expects revenue from product sales to continue to increase as we expand our physician network and increase physician use of our technology.
Total operating expenses - adjusted
For the three months ended September 30, 2016, total adjusted operating expenses were $10,452,800 compared to $5,709,926 for the three months ended September 30, 2015.  For the nine months ended September 30, 2016, total adjusted operating expenses were $25,542,794 compared to $15,342,521 for 2015.  The increases in adjusted operating expenses are primarily related to adjusted operating expenses in the anesthesia services business.  Total adjusted operating expenses have increased by $2,437,436 from the immediately preceding quarter primarily due to the acquisitions completed at the end of the second quarter of 2016, offset by a reduction in corporate expenses in the period.  Factors impacting the fluctuation of total adjusted operating expenses are consistent with those impacting operating expenses.
Anesthesia services adjusted operating expenses for the three months ended September 30, 2016 were $8,794,079, compared to $4,023,334 in the comparable period in 2015. Anesthesia services adjusted operating expenses for the nine months ended September 30, 2016 were $20,275,129, compared to $10,467,372 in the first nine months of 2015.   Anesthesia services expenses primarily include labor related costs for certified registered nurse anesthetists and MD anesthesiologists, medical drugs and supplies, and billing and management related expenses.   The Company’s first anesthesia acquisition was in the fourth quarter of 2014, with further acquisitions completed in 2015 and in 2016.  As a result, the third quarter of 2016 and first nine months of 2016 are not directly comparable to 2015, with the majority of the increase relating to operating expenses for acquired companies.

Product sales adjusted operating expenses for the three months ended September 30, 2016 were $974,257 compared to $888,395 for the comparable period in 2015.  Product sales adjusted operating expenses for the year to date were $2,976,377 compared to $2,773,890 for the comparable period in 2015. The increase in expenses compared to 2015 is a reflection of increased product cost and support resulting from increased sales.  Product sales expenses primarily include employee wages, product cost and support, marketing programs, office expenses, professional fees, and insurance. In the future, the Company expects adjusted operating expenses to increase as the Company continues to invest in activities designed to increase demand for training and use of the CRH O’Regan System.
Corporate adjusted operating expenses for the three months ended September 30, 2016 were $684,464 compared to $798,197 for the three months ended September 30, 2015.  Corporate adjusted operating expenses for the nine months ended September 30, 2016 were $2,291,288 compared to $2,101,259 for the comparable period of 2015.  The reduction in corporate expenses from the third quarter of 2015 reflects the Company’s reduced need for professional services in the quarter.  The increase in corporate expenses in the year to date period reflects an increase in employee related costs and insurance, offset by a reduction in professional fees, and, in general, is reflective of the additional activities incurred in support of the Company’s expanded service offering.
Operating Income
Operating income for the three months ended September 30, 2016 was $6,594,533 compared to $2,285,002 for the three months ended September 30, 2015, an increase of $4,309,531.  Contributing to the improved operating income is the increase in total Operating EBITDA of $5,755,388, less incremental costs related to the amortization of acquired professional service agreements relating to acquisitions completed in 2015 and 2016 of $2,966,996 and offset by a reduction in acquisition expenses of $200,734 and a decrease in stock based compensation expense of $703,266.   Operating income has increased by $1,553,420 from the immediately preceding quarter.
Operating income for the first nine months of 2016 was $15,581,691 compared to $8,758,557 for nine months ended September 30, 2015, an increase of $6,823,134.  Contributing to the improved operating income is the increase in total Operating EBITDA of $10,221,307, less incremental costs related to the amortization of acquired professional service agreements relating to acquisitions completed in 2015 and 2016 of $5,505,579 and acquisition expenses of $131,435, offset by a decrease in stock based compensation expense of $1,637,646.
Anesthesia operating income for the three months ended September 30, 2016 was $5,879,311, an increase of $3,078,929 from the third quarter of 2015.  Anesthesia operating income for the nine months ended September 30, 2016 was $13,969,503, an increase of $4,517,905 from the first nine months of 2015.    This is primarily reflective of the additional operating income generated by the acquisitions completed in 2015 and the acquisitions completed in 2016.
Product operating income for the quarter was $1,582,414, an increase of $403,511 from the three months ended September 30, 2015.  Product operating income for the nine months ended September 30, 2016 was $4,439,190, an increase of $832,339 from the comparable period of 2015.  The increase is primarily a result of the increased revenue in the quarter ($246,980) and nine months ($774,184) ended September 30, 2016, offset by decreases in product expenses in the quarter and increases in expenses in the year to date.

Operating EBITDA
Operating EBITDA attributable to shareholders of the Company for the quarter was $9,122,282, an increase of $3,363,808 from 2015.  Operating EBITDA attributable to shareholders of the Company for the nine months ended September 30, 2016 was $22,089,735, an increase of $5,462,782 from the same period in 2015.  The increase in Operating EBITDA is primarily a reflection of the operating EBITDA contribution from the Company’s anesthesia services providers acquired in the third and fourth quarters of 2015 and in the second quarter of 2016.
Operating EBITDA attributable to non-controlling interest was $2,533,055 for the three months ended September 30, 2016.  This comprises the non-controlling interests’ share of revenues of $4,589,687 and adjusted operating expenses of $2,056,632.  Operating EBITDA attributable to non-controlling interest was $4,900,000 for the nine months ended September 30, 2016.  This comprises the non-controlling interests’ share of revenues of $8,410,080 and adjusted operating expenses of $3,510,080.
Total operating EBITDA was $11,655,337 for the three months ended September 30, 2016, an increase of $5,755,388 from the third quarter of 2015.  Total operating EBITDA was $26,989,735 for the nine months ended September 30, 2016, an increase of $10,221,307 from the first nine months of 2015.  Operating EBITDA has increased by $3,083,160 from the immediately preceding quarter.
Net finance (income) / expense
As a result of the Company’s debt facilities, the Company has recorded net finance expense of $1,381,487 during the three months ended September 30, 2016, compared to net finance expense of $1,012,525 in the three months ended September 30, 2015.  For the nine months ended September 30, 2016, the Company recorded net finance expense of $3,247,870, compared to net finance expense of $7,170,184 in the first nine months of 2015.  Net finance expense is comprised of both interest and other debt related expenses, including fair value adjustments, as well as foreign exchange gains and losses on the Crown debt which is denominated in Canadian dollars and the related cross currency swap the Company entered into on the Crown debt on January 21, 2016.   The cross currency swap locks in the repayment of the Crown debt principal and interest at a Canadian dollar to U.S. dollar rate of 1.448.
In the three months ended September 30, 2016, the Company recorded an exchange gain of $23,655 in relation to the Crown note and the cross currency swap, compared to an exchange gain of $995,419 recorded in the third quarter of 2015.  Excluding the impact of the exchange gain in the period, the finance expense for the three months ended September 30, 2016 was $1,405,142 compared to $2,007,944 in the third quarter of 2015. Finance expense, excluding fair value adjustments and exchange gains, was $1,367,278, compared to $2,007,944 for the three months ended September 30, 2015.  The fair value adjustment recorded in the three months ($37,864) resulted from changes in estimates underlying the Company’s earn-out obligation.
In the nine months ended September 30, 2016, the Company recorded an exchange gain of $1,026,429 in relation to the Crown note and the cross currency swap, $1,168,412 less than the exchange gain of $2,194,841 recorded in the first nine months of 2015.  Excluding the impact of the exchange gain in the period, the finance expense for the nine months ended September 30, 2016 was $4,274,299, compared to $9,365,025 for the nine months ended September 30, 2015. Finance expense, excluding fair value adjustments and exchange gains, was $3,932,574, compared to $6,571,929 for the first nine months of 2015.  The fair value adjustment recorded in the nine months ($341,725) resulted from changes in estimates underlying the Company’s earn-out obligation.

In general, the decrease in finance expense is a reflection of the lower interest rate on the Scotia Facility in contrast to the interest rates charged on the Knight and Bloom Burton notes in 2015.
Cash interest paid in the three months ended September 30, 2016 was $1,057,726 compared to $1,063,185 in the third quarter of 2015.  Though the Company’s facility has increased in size and use, the Company’s cash interest has remained the same due to the lower interest rates experienced on its Scotia facility. Cash interest paid in the nine months ended September 30, 2016 was $2,426,528 compared to $3,589,904 in the nine months ended September 30, 2015.
Income tax expense
For the three months ended September 30, 2016, the Company recorded an income tax expense of $187,525 compared to an income tax recovery of $441,755 for the three months ended September 30, 2015.  Income tax expense for the three months ended September 30, 2016 includes an immaterial adjustment related to the prior quarters in 2016 and is associated with the non-controlling interests’ share of income tax expense.For the nine months ended September 30, 2016, the Company recorded an income tax expense of $2,611,676 compared to an income tax recovery of $1,372,215 for the nine months ended September 30, 2015.  The expense experienced in 2016 is a reflection of taxable income generated in both Canada and the US.
Net and comprehensive income
For the three months ended September 30, 2016, the Company recorded net and comprehensive income attributable to shareholders of the Company of $2,869,515 compared to a net and comprehensive income attributable to shareholders of $1,675,760 for the three months ended September 30, 2015.  For the nine months ended September 30, 2016, the Company recorded net and comprehensive income attributable to shareholders of the Company of $7,094,285 compared to a net and comprehensive income attributable to shareholders of $2,922,116 for the first nine months of 2015.  The increase in earnings compared to 2015 is reflective of anesthesia services’ contribution to earnings and the decrease in finance expense incurred in the period, offset by tax expense in the period. Net and comprehensive income attributable to shareholders has increased by $1,600,293 from the second quarter of 2016.  This increase is reflective of the additional earnings contribution arising from the acquisitions completed at the end of the second quarter of 2016.
Net and comprehensive income attributable to non-controlling interest was $2,156,006 for the three months ended September 30, 2016.  Net and comprehensive income attributable to non-controlling interest was $2,627,861 for the nine months ended September 30, 2016.  Net and comprehensive income attributable to non-controlling interest has increased by $1,759,088, when compared to the immediately preceding quarter.  The increase is reflective of increased activity levels as well as the tax adjustment referenced above.

SUMMARY OF QUARTERLY RESULTS (Unaudited)
The following table sets forth certain unaudited consolidated statements of operations data expressed in thousands of United States dollars, except for per share figures, for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2015.

(in 000’s of US$, except EPS)	Q3 ‘16	Q2 ‘16	Q1 ‘16	Q4 ‘15	Q3 ‘15	Q2 ‘15	Q1 ‘15	Q4 ‘14
Anesthesia services revenue[1]	19,447	13,930	11,437	11,330	9,195	8,514	7,457	3,386[3]
Product sales revenue	2,661	2,657	2,400	2,608	2,415	2,367	2,163	2,360
Total revenue	22,108	16,587	13,837	13,938	11,610	10,881	9,620	5,746
Operating expenses – adjusted[2]
Anesthesia services[2]	8,794	6,158	5,323	5,061	4,023	3,460	2,984	1,255
Product sales[2]	974	1,004	998	950	888	981	904	978
Corporate[2]	685	853	754	664	798	665	639	843
Total operating expenses – adjusted[2]	10,453	8,015	7,075	6,675	5,709	5,106	4,527	3,076
Total operating expense	15,514	11,546	9,891	9,265	9,325	7,728	6,300	4,462
Operating EBITDA[3] - non-controlling interest[4]	2,533	1,518	848	465	142	-	-	-
Operating EBITDA[3] - shareholders of the Company	9,122	7,054	5,914	6,797	5,759	5,775	5,093	2,670
Operating EBITDA[3] - total	11,655	8,572	6,762	7,264	5,901	5,775	5,093	2,670
Operating income	6,595	5,041	3,946	4,673	2,285	3,154	3,320	1,285
Net finance (income) expense	1,381	2,156	(289)	5,914	1,013	4,492	1,665	1,623
Income tax expense (recovery)[5]	188	1,219	1,204	(1,541)	(442)	(661)	(269)	(721)
Net income (loss)	5,026	1,666	3,031	299	1,714	(678)	1,924	383
Attributable to:
Shareholders of the Company	2,870	1,269	2,956	154	1,676	(678)	1,924	383
Non-controlling interest(4)	2,156	397	75	145	38	-	-	-

Operating EBITDA per share attributable to shareholders
Basic	0.127	0.099	0.083	0.096	0.083	0.083	0.083	0.056
Diluted	0.123	0.095	0.080	0.092	0.080	0.083	0.080	0.049
Earnings per share attributable to shareholders
Basic	0.040	0.018	0.041	0.002	0.024	(0.010)	0.031	0.008
Diluted	0.039	0.017	0.040	0.002	0.023	(0.010)	0.030	0.007

3  Anesthesia revenue in Q4 2014 represents 1 month of anesthesia activity. Anesthesia revenues are calculated assuming an allowance for doubtful accounts estimate of 10%.  The allowance for doubtful accounts estimate was revised to 6% in 2015.
2  Operating expenses - adjusted:  This is a non-IFRS measure defined as operating expenses before acquisition related expenses, stock based compensation, depreciation and related expenses, amortization and asset impairment charges.  Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.
3  Operating EBITDA:  This is a non-IFRS measure defined as operating earnings before interest, taxes, depreciation and related expenses, amortization, stock based compensation, acquisition related corporate expenses and asset impairment charges. Refer to the end of this document for the reconciliation of reporting financial results to non-IFRS measures.
4 Non-controlling interest reflects the ownership interest of persons holding non-controlling interests in non-wholly owned subsidiaries of theCompany.
5 Income tax expense for the three months ended September 30, 2016 includes an immaterial adjustment related to the prior quarters in 2016 associated with the noncontrolling interests’ share of income tax expense.

LIQUIDITY AND CAPITAL RESOURCES
As at September 30, 2016, the Company had $10,525,073 in cash and cash equivalents compared to $3,572,344 at the end of 2015.  The increase in cash and equivalents is primarily a reflection of cash generated from operations less cash used to finance acquisitions.
Working capital was $5,535,134 compared to working capital of $3,272,075 at December 31, 2015.    The Company expects to meet its short-term obligations, including short-term obligations in respect of its notes payable and deferred consideration through cash earned through operating activities.
The Company has financed its operations primarily from revenues generated from product and anesthesia services and through equity and debt financings and a revolving credit facility. As of June 30, 2016, the Company has raised approximately $51 million from the sale and issuance of equity securities.  The Company also obtained debt financing of $52 million via senior and subordinated credit facilities with Crown, Bloom Burton and Knight in 2014 and entered into a revolving credit facility with the Bank of Nova Scotia for $33,000,000 in 2015 which was subsequently increased to $55,000,000 in 2016.
The Company’s outstanding credit facilities are described as follows:
Norrep Credit Opportunities Fund II, LP (“Crown Note”)
On December 1, 2014, the Company entered into an agreement to borrow funds in the form of a subordinated note payable from Norrep Credit Opportunities Fund II, LP.  At inception, the original amount of the note payable was CAD$22,500,000 (USD$19,863,000).  The note bears interest at 12% per annum with a decrease to 10% upon repayment and performance in full of the Company’s obligations under its senior credit agreement (see Scotia Facility).  Interest on the note is payable on a quarterly basis commenced on March 31, 2015, with the payment of the principal scheduled for June 1, 2018, but prepayment without penalty is available to the Company as of December 1, 2017.   On January 21, 2016, the Company entered into a cross currency swap with the Bank of Nova Scotia (“Scotia”) to lock in the Canadian dollar to U.S. dollar foreign exchange rate on its Canadian dollar denominated Crown Note at 1.448.  Under the cross currency swap, Scotia is committed to payments on the principal amount of the Crown Note of CAD$22,500,000 at a rate of 12% while the Company is committed to payments on the principal amount of the Crown Note of USD$15,538,674 at 13.17%.

During the quarter ended June 30, 2016, the Company amended the Crown Note to accommodate an increase to the Scotia Facility, noted below, as well as amended the financial covenants under the agreement to align with the Scotia Facility.  The Company paid $174,060 (CAD$225,000) in fees to Crown in respect of the amendment.

The Bank of Nova Scotia (“Scotia Facility”)
On November 24, 2015, the Company entered into a credit facility with the Bank of Nova Scotia.  The facility, which has a maturity date of April 30, 2018, provided financing of up to $33,000,000.  On June 15, 2016, the Company amended the Scotia Facility to include a syndication with US Bank and to provide financing of up to $55,000,000.  In conjunction with this amendment, the Company paid $390,400 in fees to the Bank of Nova Scotia and legal counsel.  As at September 30, 2016, the Company had drawn $36,500,000 on the amended Facility (December 31, 2015 - $17,000,000).  The Facility is repayable in full at maturity, with scheduled principal repayments on a quarterly basis beginning March 31, 2016 based upon the outstanding balance of the Facility.  The Facility is a revolving credit facility which the Company may terminate at any time without penalty.  The credit facility bears interest at a floating rate based on the US prime rate, LIBOR or bankers’ acceptance rates plus an applicable margin.  At September 30, 2016, the interest rate on the facility was LIBOR plus 2.75%. The Facility is secured by the assets of the Company.  The Company is required to maintain the following financial covenants in respect of the Facility as at September 30, 2016:
Financial Covenant	Required Ratio
Senior debt to EBITDA ratio	2.25:1.00
Total funded debt ratio	3.00:1.00
Fixed charge coverage ratio	1.00:1.00
As at September 30, 2016, the Company is in compliance with all debt covenants relating to the Crown Note and Scotia Facility.
Although the Company recorded net earnings for the current period and for the years ended December 31, 2015 and 2014, the Company has incurred historical losses, and as at September 30, 2016 had an accumulated deficit of $2,736,793. The Company expects that going forward cash from operating activities will be positive and will be sufficient to fund the current business.
Cash provided by operating activities for the quarter ended September 30, 2016 was $11,210,965 compared to $5,132,173 for the third quarter of 2015.  Cash provided by operating activities for the nine months ended September 30, 2016 was $22,352,851 compared to $11,684,958 for the first nine months of 2015.
The Company’s near-term cash requirements relate primarily to interest payments, quarterly principal payments in respect of the Scotia facility, annual payments in respect of the deferred consideration in relation to the Austin acquisition, operations, working capital and general corporate purposes, including further acquisitions. Based on the current business plan, the Company believes cash and cash equivalents and the availability of its revolving credit facility will be sufficient to fund the Company’s operating, debt repayment and capital requirements for at least the next 12 months.  The Company updates its forecasts on a regular basis and will consider additional financing sources as appropriate.
There were no significant changes in the Company’s contractual commitments compared with those set forth in the Company’s 2015 Management Discussion and Analysis, available on SEDAR at www.sedar.com, except as noted below:
•	As a result of the Company’s current draw on its Scotia facility, quarterly principal payments are $2 million; and
•	As a result of the Austin acquisition, the Company has incurred deferred consideration of $4,200,000, which is payable in annual instalments over 4 years.

OUTSTANDING SHARE CAPITAL
As at September 30, 2016, there were 72,326,002 common shares issued and outstanding for a total of $52,382,682 in share capital.
As at September 30, 2016, there were 2,023,061 options outstanding at a weighted-average exercise price of $0.47 per share, of which 1,492,756 were exercisable into common shares at a weighted-average exercise price of $0.45 per share.  As at September 30, 2016, there were 1,820,500 share units issued and outstanding.
As at October 26, 2016 there were 72,326,002 common shares issued and outstanding for a total of $52,382,682 in share capital. There are 2,023,061 options outstanding at a weighted-average exercise price of $0.46 per share, of which 1,564,631 are exercisable into common shares at a weighted average price of $0.45 per share.  As at October 26, 2016, there are 1,820,500 share units issued and outstanding.
OFF BALANCE SHEET ARRANGEMENTS
The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations or financial condition.
PROPOSED TRANSACTIONS
As at September 30, 2016, the Board of Directors had not committed to proceed with any proposed asset or business acquisitions or dispositions that are not disclosed herein.
TRANSACTIONS WITH RELATED PARTIES
Balances and transactions between the Company and its wholly owned subsidiaries and entities over which the Company has control have been eliminated on consolidation.  There have been no changes to the Company’s identification of related parties, as defined under IAS 24, Related Party Disclosures.
For the three and nine months ended September 30, 2016, the Company had related party transactions with key management personnel pertaining to the ordinary course of their employment or directorship arrangements.  In addition, the Company made product sales to companies owned or controlled by two of the Company’s Directors.

DISCLOSURE CONTROLS AND PROCEDURES (DCP) AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (ICFR)
The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material information required to be disclosed in the prescribed filings and reports filed with the Canadian securities regulatory authorities is recorded, processed, summarized and reported on a timely basis. The Company’s controls are also designed to provide reasonable assurance that information required to be disclosed is assimilated and communicated to senior management in a timely manner so that appropriate decisions can be made regarding public disclosure.
Management has also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards. Management, including the Company’s Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR, which has been developed based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO (2013)).
During the third quarter of 2016, there were no significant changes in the Company’s internal controls over financial reporting that have materially affected or are reasonably likely to affect the Company’s internal controls over financial reporting.
As permitted by National Instrument 52-109, the evaluation of the design of disclosure controls and procedures and internal controls over financial reporting does not include controls, policies and procedures covering the Company’s acquisitions completed in the second quarter of 2016.  Prior to its acquisition by the Company, Austin, Community and Arapahoe were privately held companies. Revenues totaling $6,736,881 and net income before tax of $1,544,695 from these acquisitions were included in our consolidated financial statements for the quarter ended September 30, 2016.

CRITICAL ACCOUNTING ESTIMATES
There were no significant changes to the Company’s critical accounting estimates during the quarter ended September 30, 2016.
CRH’s critical accounting estimates are described in its MD&A for the year ended December 31, 2015, filed under the Company’s profile on www.sedar.com.
FUTURE CHANGES IN ACCOUNTING POLICIES
All accounting standards effective for periods beginning on or after January 1, 2016 have been adopted by the Company.  New accounting pronouncements issued but not yet effective are described in note 3 to the annual consolidated financial statements for the year ended December 31, 2015.  There are no new standards issued subsequent to December 31, 2015 which are considered to have an impact on the Company.
FINANCIAL INSTRUMENTS
The Company’s financial instruments consist of cash and cash equivalents, trade and other receivables, derivative assets, trade and other payables, employee benefit obligations, short term advances, notes payable, deferred consideration and the Company’s earn-out obligation.  The fair values of these financial instruments, except the derivative asset, notes payable balances, deferred consideration and the earn-out obligation, approximate carrying value because of their short-term nature.  The earn-out obligation and derivative asset are classified as financial instruments recorded at fair value through earnings.  For all other debt balances, the fair value of these financial instruments approximates carrying value; the Scotia Facility is a floating rate instrument and due to the subordinate nature of the Crown Note, management has assessed that the carrying value of this fixed rate instrument reflects fair value.  The carrying value of the deferred consideration approximates fair value as the discount rate used is reflective of the underlying credit risk of the Company.
Cash and cash equivalents and trade and other receivables are classified as loans and receivables, which are measured at amortized cost.  Trade and other payables, employee benefit obligations and short term advances are classified as other financial liabilities, which are measured at amortized cost.  Notes payable balances and deferred consideration are also measured at amortized cost.  The Company’s derivative asset and earn-out obligation are measured at fair value.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk and market risk.  There have been no significant changes to those risks impacting the Company since December 31, 2015, nor has there been a significant change in the composition of its financial instruments since December 31, 2015, except for the following.
•
On January 21, 2016, the Company entered into a cross currency swap to mitigate foreign exchange exposure on its Canadian dollar denominated Crown Note. The Company accounts for the cross currency swap as a derivative financial instrument and has recorded the fair value of the instrument on the balance sheet at September 30, 2016 with changes in the fair value of the instrument recorded through earnings in the period; and

•
The Company uses a probability weighted valuation technique in calculating the fair value of the earn-out obligation.  This valuation technique included inputs relating to estimated cash outflows under the arrangement and the use of a discount rate appropriate to the Company.  The Company evaluates the inputs into the probability weighted valuation technique at each reporting period.  During the nine months and three months ended September 30, 2016, the Company revised its assumptions underlying the discount rate used in the calculation of the fair value of the earn-out obligation to account for changes in the underlying credit risk of the Company.  The downward adjustment of the discount rate from 4.42% at December 31, 2015 to 3.30% at September 30, 2016 resulted in an increase of $341,723 to the fair value of the earn-out obligation.  The impact of this adjustment was recorded through finance expense in the period with $37,864 recorded in the three months ended September 30, 2016, $124,757 recorded in the three months ended June 30, 2016 and $179,104 recorded in the three months ended March 31, 2016.

•
The total purchase price under the asset contribution and exchange agreement in respect of the AGAA acquisition was $17,200,000 and was paid via a combination of cash ($13,000,000) and deferred cash consideration ($4,200,000).  The deferred consideration is payable annually over a period of four years. At the date of acquisition, the deferred consideration was discounted to fair value ($3,821,896) using a discount rate consistent with the Company’s underlying credit risk at the time of the transaction.

•	On June 15, 2016, the Company increased its Credit Facility with the Bank of Nova Scotia to $55,000,000.

NON-IFRS MEASUREMENTS
The following are non-IFRS measures and investors are cautioned not to place undue reliance on them and are urged to read all IFRS accounting disclosures present in the condensed consolidated interim financial statements and accompanying notes for the three and nine months ended September 30, 2016 and consolidated financial statements and accompanying notes for the year ended December 31, 2015.
The Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures include Operating EBITDA and Operating expenses - adjusted. The Company believes these supplementary financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business. These non-IFRS measures do not have any standardized meaning prescribed under IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.
The Company defines Operating EBITDA as operating earnings before interest, taxes, depreciation and related expenses, amortization, stock based compensation, acquisition related expenses and asset impairment charges.  Operating EBITDA is presented on a basis consistent with the Company’s internal management reports. The Company discloses Operating EBITDA to capture the profitability of its business before the impact of items not considered in management’s evaluation of operating unit performance.
The Company defines Operating expenses - adjusted as operating expenses before acquisition related expenses, stock based compensation, depreciation and related expenses, amortization and asset impairment charges.  Operating expenses - adjusted is presented on a basis consistent with the Company’s internal management reports.
The non-IFRS measures are reconciled to reported IFRS figures in the tables below:

Operating EBITDA
For the three months ended	2016			2015				2014
(USD in thousands)	Sep	Jun	Mar	Dec	Sep	Jun	Mar	Dec	Sep
Operating EBITDA attributable to:
Shareholders of the Company	9,122	7,054	5,914	6,797	5,758	5,775	5,093	2,670	721
Non-controlling interest	2,533	1,518	848	465	142	-	-	-	-
Total Operating EBITDA	11,655	8,572	6,762	7,263	5,900	5,775	5,093	2,670	721
Amortization expense	(4,711)	(2,925)	(2,475)	(2,188)	(1,745)	(1,459)	(1,402)	(458)	-
Depreciation and related expense	(31)	(30)	(15)	(18)	(17)	(17)	(12)	(13)	(10)
Stock based compensation	(297)	(290)	(264)	(261)	(1,001)	(1,145)	(343)	(69)	(82)
Acquisition expenses	(21)	(286)	(62)	(123)	(221)	-	(16)	(845)	-
Impairment of inventory	-	-	-	-	(241)	-	-	-	-
Impairment of intangible assets	-	-	-	-	(390)	-	-	-	-
Operating income	6,595	5,041	3,946	4,673	2,285	3,154	3,320	1,285	629
Net finance income (expense)	(1,381)	(2,156)	289	(5,914)	(1,013)	(4,492)	(1,665)	(1,623)	-
Income tax (expense) recovery	(188)	(1,219)	(1,205)	1,541	442	661	270	721	(210)
Net and comprehensive income	5,026	1,666	3,030	300	1,714	(677)	1,925	383	419

Operating expenses - adjusted
For the three months ended	2016			2015				2014
(USD in thousands)	Sep	Jun	Mar	Dec	Sep	Jun	Mar	Dec	Sep

Anesthesia services operating expense – adjusted	8,794	6,158	5,323	5,061	4,023	3,460	2,984	1,255	-
Amortization expense	4,711	2,925	2,475	2,188	1,745	1,459	1,403	458	-
Depreciation and related expense	3	2	2	4	3	2	-	-	-
Stock based compensation	38	27	17	12	13	10	2	-	-
Acquisition expenses	21	286	62	123	221	-	-	-	-
Impairment of intangible assets	-	-	-	-	390	-	-	-	-
Anesthesia services expense	13,567	9,398	7,879	7,389	6,395	4,931	4,389	1,713	-

Product sales operating expense – adjusted	974	1,004	998	950	888	981	904	978	1,034
Amortization expense	-	-	-	-	-	-	-	-	-
Depreciation and related expense	15	15	1	1	1	1	1	1	-
Stock based compensation	90	99	84	81	106	80	136	22	19
Impairment of inventory	-	-	-	-	241	-	-	-	-
Product sales expense	1,079	1,118	1,083	1,031	1,236	1,062	1,041	1,001	1,053

Corporate operating expenses – adjusted	684	853	754	664	798	665	638	843	445
Amortization expense	-	-	-	-	-	-	-	-	-
Depreciation and related expense	14	13	13	14	14	14	11	12	10
Stock based compensation	169	164	162	167	882	1,056	205	47	63
Acquisition expenses	-	-	-	-	-	-	16	845	-
Corporate expense	867	1,030	929	845	1,694	1,735	870	1,747	518

Total operating expense – adjusted	10.453	8,015	7,075	6,675	5,709	5,106	4,527	3,076	1,479
Total operating expense	15,514	11,546	9,891	9,265	9,325	7,728	6,300	4,461	1,571